________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/ A
(Amendment No. 1)
Solicitation/ Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

VIRBAC CORPORATION
(Name of Subject Company)
VIRBAC CORPORATION
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
927649 10
(CUSIP Number of Common Stock)
Jean M. Nelson
Executive Vice President and Chief Financial Officer
Virbac Corporation
3200 Meacham Boulevard
Fort Worth, Texas 76137
(817) 831-5030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With a copy to:
William P. O’Neill, Esq.
Latham & Watkins LLP
555 11th Street, NW, Suite 1000
Washington, DC 20004
(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amendment No. 1 to Schedule 14D-9
      This Amendment No. 1 (“Amendment No. 1”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2006 by Virbac Corporation, a Delaware corporation (the “Company”). The Original Schedule 14D-9 and this Amendment No. 1 relates to the tender offer by Labogroup Holding, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Virbac S.A. (“Parent”), a corporation organized under the laws of France, disclosed in a Tender Offer Statement on Schedule TO dated August 18, 2006 (as amended or supplemented from time to time, together with the annexes and exhibits thereto, the “Schedule TO”), filed by Parent, to purchase all of the shares of the Company’s common stock, par value $.01 per share (the “Shares”) that are not currently owned by Parent or Interlab S.A.S (“Interlab”), a corporation organized under the laws of France and a wholly owned subsidiary of Parent, at a purchase price of $5.25 per Share (such price, or any such higher price per Share as may be paid, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, are referred to herein collectively as the “Offer”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Original Schedule 14D-9. Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings given in the Original Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.
      The final paragraph of Item 2 of the Original Schedule 14D-9 is hereby amended and restated in its entirety as follows:
      “All information contained in this Statement or incorporated herein by reference concerning Parent, Purchaser or their affiliates (other than the Company) or actions or events with respect to any of Parent, Purchaser or their affiliates (other than the Company), was provided to the Company by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.”

Item 4.	Recommendation of the Special Committee; Recommendation of the Board
      All but the last two paragraphs of the section entitled “Reasons for the Recommendation” included in Item 4 of the Original Schedule 14D-9 are hereby amended and restated in their entirety as follows:
      “Reasons for the Recommendation
      In (a) determining that the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Unaffiliated Stockholders, (b) recommending that the Board approve and declare advisable the Offer, the Merger, the Merger Agreement and (c) recommending that the Unaffiliated Stockholders accept the Offer and tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including, without limitation, the following:

•	The Company’s results of operations and financial condition from January 1, 2004 through June 30, 2006 and its preliminary results through July 31, 2006, and the Company’s budget and forecast for the remainder of 2006, and management’s three year forecasts for the years 2007 through 2009. The Special Committee concluded that the Company’s financial prospects suggest improvements over past performance, and that the Company’s budget and forecasts projects improved cash flow commitment with an appropriate level of investment in research and development over the next forty-two months. The Special Committee determined that these prospects for improvements were fully reflected in the offered price of $5.25 per Share, and that the offered price was a substantial premium over the closing price of $3.67 per share of Common Stock on December 12, 2005, the day immediately prior to Virbac S.A.’s initial announcement of its proposal to take the Company private. The Special Committee also determined that the Offer would shift any risk relating to the Company’s future financial performance and any need for increased investment in research and development away from the Unaffiliated Stockholders of the Company to Parent. Accordingly, the Special Committee viewed

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the financial prospects as projected by management to be an important factor favoring a recommendation that the Unaffiliated Stockholders tender their Shares in the Offer.

•	The relatively low volume of trading of the Company’s Common Stock on the NASDAQ Capital Market since May 8, 2006, as well as historically low trading volumes since the 1999 merger with Parent. Given this historical illiquidity of the Company’s Common Stock, the Special Committee considered the Offer an opportunity for the Unaffiliated Stockholders to liquidate their holdings in the Company. The Special Committee considered that the price that Unaffiliated Stockholders would realize from the Offer is likely to be higher than the price that Unaffiliated Stockholders may otherwise realize if they sold shares of Common Stock in the market over the next twelve to twenty-four months. Again, the Special Committee viewed this to be an important factor favoring a recommendation that the Unaffiliated Stockholders tender their Shares in the Offer.

•	The Company’s relative size, market position, access to capital and experienced personnel compared to its competitors. The Special Committee considered the fact that the Company is smaller than many of its competitors, and has more limited access to capital than many of its larger competitors, as evidenced by the Company’s borrowings from Parent. The Company also relies heavily on key experienced personnel and several large customers, all of whom are instrumental to the Company’s performance. The Special Committee determined that this was a factor favoring a recommendation that the Unaffiliated Stockholders tender their Shares in the Offer.

•	The Company’s proprietary products and potential products in the research and development phase, including the costs and time necessary to bring new products to market and required regulatory approvals for new products and to the extent the Company may protect the proprietary nature of its products. The Special Committee considered the future risks and benefits associated with the Company’s reliance on proprietary products for a large portion of its revenues. The Special Committee concluded that, while the ability to offer proprietary products was essential to the Company’s future prospects, the offered price of $5.25 per Share fully incorporated this competitive advantage of the Company. The Special Committee noted the continued investment required to maintain the Company’s competitive position with regard to products that are unique and proprietary, and that there was a risk that the Company could lose this competitive position over time if it could not sustain increasing levels of investment in developing such unique and proprietary products. Accordingly, the Special Committee viewed this to be a factor favoring a recommendation that the Unaffiliated Stockholders tender their Shares in the Offer.

•	The likelihood and risks of new products being developed and offered by the Company’s competitors over the next two to four years. The Special Committee considered the possible impact on the Company’s projections of its gross revenues should new products be developed by the Company’s competitors during the next two to four years. The Special Committee concluded that the risks of competition from new and unforeseen competing products as a factor favoring a recommendation that the Unaffiliated Stockholders tender their Shares in the Offer.

•	The Company’s manufacturing and packaging facilities and workforce. The Special Committee considered the Company’s competitive advantage because it controls its own manufacturing and packaging facilities. The Special Committee also noted, however, that the Company has only two manufacturing and packaging facilities, and a work stoppage or casualty loss at either one of these facilities could cause the Company to lose its competitive advantage and could disrupt the Company’s operations and earnings for an unforeseen period. Accordingly the Company viewed this factor as neutral.

•	Potential accretive acquisitions that the Company may achieve over the next few years. The Special Committee considered the Company’s potential opportunities for acquisitions during the next few years, and the positive impact those acquisitions could have on the market valuation of the Company’s Common Stock. While the possibility of consummating any specific acquisition was unclear, the Special Committee noted that the Company had made some successful acquisitions of product lines in recent years, particularly in the Veterinary segment and in connection with the Company’s heartworm products. Accordingly, the Special Committee viewed this as a factor weighing against a recommendation that the Unaffiliated Stockholders tender their Shares in the Offer.

•	Comparable financial metrics of the Company’s competitors, to the extent known, and the prices at which competitors’ stock trades. The Special Committee compared the Offer Price to the price at

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which the Company’s competitors’ stock trades, taking into account the Company’s competitors’ financial metrics such as revenue, net income and/or earnings before interest, taxes, depreciation and amortization, to the extent known. The Special Committee concluded that the Offer Price was attractive in comparison to where the Company’s competitors’ stock trades, and viewed this as a factor favoring a recommendation that the Unaffiliated Stockholders tender their Shares in the Offer

•	Transactions in the markets in which the Company competes involving other companies, both privately held and publicly traded. The Special Committee considered the transactions contemplated by the Offer, the Merger and the Merger Agreement and considered similar transactions identified to them by their financial advisor that have occurred in the markets in which the Company competes. The Special Committee members concluded that the Offer Price was reasonable in light of similar transactions and viewed this as a factor favoring a recommendation that the Unaffiliated Stockholders tender their Shares in the Offer

      In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, the Board considered a number of factors, including, without limitation, the following:

•	The recommendation of the Special Committee. The Special Committee, made up of members of the Board who were not employed by or affiliated with the Company (except in their capacities as directors of the Company), independently determined to recommend that the Board approve and declare advisable the Offer, the Merger, the Merger Agreement.

•	The fact that the Offer and the Merger Agreement and the transactions contemplated thereby were the product of arms-length negotiations between Parent and Purchaser and the Special Committee, none of whose members were employed by or affiliated with the Company (except in their capacities as directors of the Company) or Parent or Purchaser. The Board noted that the Special Committee had the benefit of advice from an independent financial advisor and retained independent legal counsel to assist it in performing its duties and to engage in arm’s length negotiations with Parent and Purchaser.”
      The section entitled “Opinion of Houlihan Lokey” included in Item 4 of the Original Schedule 14D-9 is hereby amended by replacing the third full paragraph following that caption with the following:
      “The opinion does not constitute a recommendation to any of the stockholders as to whether the stockholder should tender his or her Shares in connection with the Offer. Houlihan Lokey provided its opinion for the use and benefit of the Special Committee and the Board in evaluating the Transaction, and, by its terms, may not be used for any other purpose without the written consent of Houlihan Lokey, except that it may be included in its entirety with or summarized in this Statement. The summary of Houlihan Lokey’s opinion in this Statement is qualified in its entirety by reference to the full text of its opinion. You are urged to read the opinion carefully and in its entirety.”

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used.
      Item 5 of the Original Schedule 14D-9 is hereby amended by adding the following to the end of the second paragraph thereof:
      “As set forth in Item 4 of this Statement, under the engagement letter, Houlihan Lokey Howard & Zukin has earned a fee of $500,000, a portion of which was payable upon delivery of the opinion by Houlihan Lokey to the Special Committee and the Board (regardless of the conclusion set forth therein). In addition, HLHZ is entitled to receive an additional fee of approximately $117,000 if the Offer is completed and the transactions contemplated by the Merger Agreement are consummated.”

Item 9.	Exhibits
      Item 9 of the Original Schedule 14D-9 is hereby amended by amending and restating Exhibit (a)(5)(A) as follows:

(a)(5)(E)	Amended and Restated Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated August 7, 2006 (attached as and incorporated by reference to Annex A)
      and by adding the following Exhibit:

(a)(2)(B)	Letter, dated September 8, 2006, from Virbac Corporation to its stockholders.

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SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIRBAC CORPORATION

By:	/s/ Erik Martinez

Name: Erik Martinez

Title:	President and Chief Executive Officer

Dated: September 8, 2006

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ANNEX A
August 7, 2006
The Special Committee of the Board of Directors and the Board of Directors of Virbac Corporation
3200 Meacham Blvd
Fort Worth, Texas 76137-4611
Dear Members of the Special Committee and Members of the Board of Directors:
      We understand that on March 14, 2006, Virbac Corporation (“Virbac” or the “Company”) announced that its Board of Directors (the “Board”) formed a special committee of independent directors (the “Committee”) to review, evaluate and negotiate Virbac S.A.’s (“VSA”) proposal to acquire all of the outstanding shares of the Company’s common stock not already owned by VSA or its affiliates. We further understand that the Company is considering entering into a Tender Offer and Merger Agreement (the “Merger Agreement”) by and among VSA, Interlab S.A.S. (“Interlab”), Labogroup Holding, Inc. (“Purchaser”) and the Company. Under the terms of the Merger Agreement, Purchaser, an indirect wholly owned subsidiary of VSA, will commence a tender offer to purchase all of the outstanding shares of Virbac Corporation common stock, par value $0.01 per share (the “Common Stock”) not already owned by VSA or its subsidiaries at a cash purchase price of $5.25 per share (the “Tender Offer”). The Merger Agreement also provides that the Tender Offer is subject to the condition that the shares of Common Stock tendered to Purchaser, in addition to the shares of Common Stock already owned by Parent and its subsidiaries, represent in the aggregate not less than 90% of the total number of outstanding shares of Common Stock on the date of purchase. The Merger Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding share of Common Stock (other than shares of Common Stock already owned by VSA and its affiliates) will be converted into the right to receive $5.25 in cash. The Tender Offer, the Merger and other related transactions described in the Merger Agreement provided to Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) are collectively referred to as the “Transaction”.
      You have requested that Houlihan Lokey provide an opinion (the “Opinion”) to the Committee and the Board as to whether, as of the date hereof, the consideration to be received by the holders of the Company’s common stock (other than VSA or its affiliates) (the “Unaffiliated Stockholders”) in the Transaction is fair to them from a financial point of view.
      In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1) Spoken with certain members of the management of the Company to discuss the Company’s operations, financial condition and prospects and regarding the Transaction;

2) Reviewed the Company’s annual report to shareholders on Form 10-K for the fiscal year ended 2005 and three months ended financial statement on Form 10-Q as of March 31, 2006;

3) Reviewed internal financial statements for the six months ended June 30, 2006;

4) Reviewed the Company’s historical budgets for the years ended December 31, 2001 through December 31, 2005;

5) Reviewed the Company’s financial forecast for the years ending December 31, 2006 through December 31, 2016 prepared by management;

6) Reviewed a list and the status of research and development projects and new product trials, testing or evaluations underway or planned since January 1, 2004;

7) Reviewed forecasts and plans for each reasonably anticipated new product offering;

8) Reviewed the draft Merger Agreement, dated August 7, 2006;

9) Reviewed various license and other agreements;

10) Reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

11) Reviewed certain other publicly available financial data for certain companies and transactions that we deemed relevant; and

12) Conducted such other financial studies, analyses and inquiries as we have deemed appropriate.
      We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us by the Company or any other potential party to the Transaction, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial forecasts and projections relating to the Company provided or otherwise made available to us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there were no information or facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company is a party (other than the Transaction).
      We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein will be, upon the execution and delivery thereof, true and correct, (b) each party to such agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver of any of the material terms or conditions set forth therein, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the draft of the Merger Agreement, without any material amendments or material modifications thereto, and without any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). We also have relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final form of the Merger Agreement will not differ in any material respect from such draft.
      Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.
      We have not been requested or engaged to, and did not, (a) initiate or hold any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction or (b) advise the Committee, the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Except as set forth in our engagement letter, we have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We have not considered, nor are we expressing any opinion herein with respect to, the prices at which the Company’s common stock has traded or may trade subsequent to the disclosure or consummation of the Transaction.
      This Opinion is furnished for the use and benefit of the Committee and the Board in connection with their consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. We acknowledge that the text of this Opinion and a description thereof may be included in certain material(s) required to be filed by the Company with the Securities and Exchange Commission and required to be delivered to the Company’s security holders solely in connection with the Transaction, provided that (i) if this Opinion is included in such filing(s) or materials, this Opinion will be reproduced therein only in its entirety, and (ii) the content and context of any such inclusion or description (including, without limitation, any reference to Houlihan Lokey, the Company’s (or the Committee’s) engagement of Houlihan Lokey, the services provided by Houlihan Lokey or this Opinion) shall be subject to our prior review and written approval (and, if applicable, formal written consent), which shall not be unreasonably withheld. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to whether such security holder should tender their shares in connection with the Transaction.
      In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity and other securities and financial instruments (including bank loans and other obligations) of the Company and any other party that may be involved in the Transaction.
      We further advise you that Houlihan Lokey Howard & Zukin Capital, Inc. (“HLHZ”), an affiliate of Houlihan Lokey, was also retained to assist the Committee with negotiation of the terms of the Tender Offer. The Company will pay HLHZ a fee for these services, a portion of which is contingent upon the successful completion of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse us for expenses and indemnify us and HLHZ against certain liabilities and expenses arising out of our engagement.
      We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Board, the Committee, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or any other party, other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to either the Company, its security holders or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders, (vii) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction or (viii) the solvency or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on advice of the outside counsel to the Company and the Committee and the independent accountants to the Company, the Committee and on the assumptions of the management of the Company, as to all legal, regulatory, accounting, insurance and tax matters or other similar professional advice with respect to the Company and the Transaction.
      Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the consideration to be received by the Unaffiliated Stockholders in the Transaction is fair to them from a financial point of view.
/s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Exhibit Index

Exhibit No.	Description

(a)(2)(B)	Letter, dated September 8, 2006, from Virbac Corporation to its stockholders.
(a)(5)(E)	Amended and Restated Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated August 7, 2006 (attached as and incorporated by reference to Annex A).